



Lee and Son LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $124,000

Offering End Date: December 17, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Lee and Son LLC

Founded: August 23, 2017

Address: 1902 W Burnside St
　　　　　　 Portland, OR 97209

Industry: Full-Service Restaurants

Employees: 4

Website: https://www.thesoopportland.com/

Use of Funds Allocation:

If the maximum raise is met:

$76,880 (62.00%) – of the proceeds will go towards working capital- hydroponic equipment and farm expansion

$39,480 (31.84%) – of the proceeds will go towards debt refinance

$200 (0.16%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,776 Followers





Business Metrics:

	FY22	FY23	YTD 10/29/2024
Total Assets	$56,445	$144,956	$148,081
Cash & Cash Equivalents	$19,468	$38,229	$38,474
Accounts Receivable	$0	$0	$0
Short-term Debt	$7,660	$10,413	$24,940
Long-term Debt	$32,200	$158,285	$85,433
Revenue	$430,365	$631,839	$603,432
Cost of Goods Sold	$110,593	$154,707	$123,560
Taxes	$0	$0	$0
Net Income	$100,968	$108,592	$153,914

Recognition:

Lee and Son LLC (DBA The Soop) believes hydroponic farming is the future. They've found that a fresh, farm-to-table lifestyle is one that brings joy and trust to every meal. When they first started their restaurant, they wanted to make Korean food the way they remembered from their parents: comfort food made with love, completely from scratch, down to the gochujang and kimchi.

About:

Lee and Son LLC (DBA The Soop) is a Portland restaurant featuring an indoor hydroponic garden and microgreen farm that brings fresh ingredients directly to the table. They've created a menu that showcases microgreens in a way that everyone can appreciate, from bibimbap to BLT!

For more information, contact our Customer Support Team at support@thesmbx.com

